EXHIBIT 23.2a

Consent of Independent Auditors

The Shareholders and Board of Directors
Aspect Communication Corporation:

We consent to the incorporation herein by reference of our report dated January 22, 2004, except as to the fourth paragraph of note 9 and note 21, which are as of February 13, 2004, and the second paragraph of note 19, which is as of April 15, 2004, with respect to the consolidated balance sheets of Aspect Communications Corporation and its subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended appearing in the Amended Annual Report on Form 10-K/A of the Company.

Our report refers to the Company’s adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets as of January 1, 2002.

/s/ KPMG LLP

Mountain View, California
September 30, 2004